SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

8 April 2014

Prudential plc (the “Company”)

Annual Report on Form 20-F for the year ended 31 December 2013

Prudential plc today announces its Annual Report on Form 20-F was filed with the Securities and Exchange Commission on 8 April 2014. The Form 20-F will shortly be available on the Company’s website at www.prudential.co.uk and the National Storage Mechanism at www.hemscott.com/nsm.do

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

Contact:

Sylvia Edwards, Deputy Group Secretary, 020 7548 3826

Alan F. Porter, Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 April 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards
Sylvia Edwards
Deputy Group Secretary